SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 10, 2002

Date of Earliest Event Reported: September 10, 2002

New York Medical, Inc.
(Exact Name of Registrant as Specified in its Charter)

Mojave Southern, Inc.
(Former Name of Registrant)

Nevada   88-0331369
(State of Organization)   (I.R.S. Employer Identification No.)

Commission File Number   000-31249

3779 E. Desert Inn Road
Las Vegas, Nevada 89121
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code): (702) 451-2029

Mojave Southern, Inc.
3779 E. Desert Inn Road
Las Vegas, Nevada 89121

(Former Name and Address of Registrant)

Item 1.   **Changes in Control of Registrant**

On July 26, 2002 (as amended and restated on August 12, 2002) Mojave Southern, Inc. now "New York Medical, Inc." (the "Company") entered into an Acquisition Agreement (the "Agreement") with New York Medical Acquisition Corp., Inc. ("NYMA") to acquire all of the issued and outstanding common stock of NYMA, subject only to the completion of mutual due diligence examinations and the completion of the acquisition of New York Medical, Inc. ("NYMI") by NYMA.

In connection with the Agreement, the Company would have issue an aggregate of 29,031,510 shares of its common stock, par value $0.001 per share, to the shareholders of NYMA in exchange for the 29,031,050 shares of NYMA common stock owned by NYMA's shareholders. At the same time, the current directors and officers were to resign their positions as directors and officers of the Company. As a result, the Company would have experienced a change in control.

Upon completion of mutual due diligence examinations it was determined that the acquisition of New York Medical Acquisition Corp., Inc. would not be in the best interest of New York Medical, Inc.(formerly Mojave Southern, Inc.) and its shareholders.

The agreement was terminated and any existing or potential claims between the parties have been settled as evidenced by the "Termination and Settlement Agreement" filed as an exhibit to this current report. Resulting from the Termination, no change in control of the registrant has occurred.

The Company did change its name to "New York Medical, Inc." and changed the OTCBB symbol under which our common stock trades on the Over-The-Counter Bulletin Board in anticipation of closing the acquisition of New York Medical Acquisition Corp., Inc. Our common stock now trades on the Over-The-Counter Bulletin Board under the OTCBB symbol "NYMD". The Company intends to change its name and trading symbol to those related to the continued business activities of the company.

Item 7.   **Financial Statements and Exhibits**

Exhibit 99   Termination and Settlement Agreement, September 10, 2002;
                    New York Medical, Inc. (f/k/a Mojave Southern Inc.) and
                    New York Medical Acquisition Corp.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

New York Medical, Inc.

By: \s\ Vivian Nehls, President
         Vivian Nehls, President

Date: September 13, 2002